Suite 200 – 675 West Hastings Street Vancouver, BC V6B 1N2 Tel: (604) 681-3131 Fax: (604) 801-5499

November 15, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop – 7010

100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:

Lily Dang

Dear Ms. Dang:

Re:

Alberta Star Development Corp.

Form 20-F/A for Fiscal Year Ended November 30, 2005

Filed March 13, 2006

File No. 0000-3172

Further to our telephone conversation on November 1, 2006 between Tracy A. Moore, one of our directors and you, regarding our letter to you dated October 5, 2006, we provide the following additional comments.

1.

An explanatory paragraph has been inserted as Part IV into the Table of Contents, as follows:

Alberta Star Development Corp. is filing this Form 20-F/A to provide additional disclosure and clarifications. The primary changes are:

(a)

Adjusting the financial statements, specifically the accounting policies, to reflect the Company’s mineral properties (see Statements of Cash Flows and Note 18 to the financial statements for the year ended November 30, 2005);

(b)

Expanding disclosure relating to the reconciliation of Canadian and United States Generally Accepted Accounting Policies (see Note 17 to the financial statements for the year ended November 30, 2005);

(c)

Inserting an additional risk factor in Part 1, page 4, regarding management’s limited experience in resource exploration; and,

(d)

Providing additional information and clarified description relating to the properties and plans for exploration.

2.

Note 18 to the audited financial statements has been expanded with the following additional disclosure:

The Company has also reclassified the retroactive effect of adopting CICA Accounting Guideline No. 11, to be reflected on the statement of cash flows as an increase in the accumulative loss since inception to 30 November 2005 rather than as a component of cash flows from financing activities, as previously presented. This restatement has resulted in an increase of loss of the period from inception to 30 November 2005 of $561,257 and an increase in cash flows from financing activities of the same amount (Note 2).

3.

We have also corrected a number of inadvertent typographical errors, which include, but are not limited to, those found on pages 72, 111, 112, 113 and 114.

Please be advised that Alberta Star Development Corp. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the 20-F/A filing;

•

SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Should you have any further questions or concerns in regard to these matters we ask that you not hesitate to contact the undersigned at +1 604 681 3131.

Yours truly,

ALBERTA STAR DEVELOPMENT CORP.

/s/ Tim Coupland

Tim Coupland
President